Exhibit 99.1

Sinopec Shanghai Petrochemical Company Limited Intends to Deregister and Terminate Its Reporting

Obligations Under the U.S. Securities Exchange Act of 1934

SHANGHAI, CHINA / EQS NEWSWIRE / March 15, 2024 – Sinopec Shanghai Petrochemical Company Limited (the “Company”) (HKEX:00338)(SSE:600688) announced today that the Company intends to deregister with the United States Securities and Exchange Commission (the “SEC”) and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company filed a Form 25 with the SEC on August 26, 2022 to delist its American depositary shares (the “ADSs”) from the New York Stock Exchange. The delisting became effective on September 6, 2022. The Company terminated its ADS program on March 15, 2023. In light of the delisting of the ADSs and the termination of the ADS program, the Company intends to file a Form 15F with the SEC on March 15, 2024 to deregister the ADSs and the underlying H shares of the Company, and terminate its reporting obligations under section 13(a) and section 15(d) of the Exchange Act pursuant to Rule 12h-6 under the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is withdrawn or denied. Deregistration and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F. Once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, http://www.spc.com.cn. The Company will continue to comply with its information disclosure and other obligations as a listed company under the relevant rules of The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange as well as other applicable laws and regulations.

For more information about the Company, please visit http://www.spc.com.cn.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include statements regarding the Company’s expectations regarding deregistration and termination of the Company’s reporting obligations under the Exchange Act. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Zeyu Ren

Investor Relations

Email: spc@spc.com.cn